FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
            Athens 115 26 GR(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]   Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [_]    No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

                  Set forth herein as Exhibit 1 is a copy of News Release for February 3, 2006 - TOP Tankers Reports on M/T Flawless on February 3, 2006.

Exhibit 1


NEWS RELEASE for February 3, 2006
Contact:          Michael Mason (investors)          Stamatis Tsantanis, CFO
                  Allen & Caron Inc                  TOP Tankers Inc
                  212 691 8087                       011 30 210 697 8199
                  michaelm@allencaron.com            snt@toptankers.com

                       TOP TANKERS REPORTS ON M/T FLAWLESS

ATHENS, GREECE (February 3, 2006) ... TOP Tankers Inc (Nasdaq:TOPT), the owner of the double hull 154,970 dwt M/T Flawless, today announced that on January 23, 2006, the vessel reported a minor fuel oil overflow on the vessel's deck to the Estonian Environmental Inspectorate. The incident occurred when the vessel was in international waters having departing Tallinn, Estonia, and after loading a cargo of fuel oil. The overflow occurred when bunker fuel was being transferred between tanks, and was estimated at between 1.5 and 2.0 cubic meters. The overflow was contained on deck and the crew immediately began clean-up procedures.

     As the vessel is presently in transit, the Company's superintendents have not been able to inspect the vessel since the overflow incident. However, the Company believes that reports received from the vessel to date make it appear highly unlikely that this minor overflow could have caused any of the pollution that has been recently found on the Estonian shoreline. The Company has also received Estonian media reports to the effect that the pollution there appears to have been caused by oil sludge, which has very different characteristics from the bunker fuel of the Flawless.

     The vessel's technical manager has also advised the Company of a report that on January 23, an Estonian Coastguard helicopter flying over the area where the Flawless was steaming did not report any pollution in the water.

     TOP Tankers takes all matters concerning pollution extremely seriously and, together with the vessel's technical manager, Hanseatic Shipping of Cyprus, has established strong and effective controls as well as procedures designed to ensure that the Company's vessels operate to the highest standards to avoid pollution. The Company stated that it will continue to work closely with the Estonian authorities in this matter and will assist in identifying the cause of this pollution incident, which the Company firmly believes was not connected with the Flawless.

About TOP Tankers Inc
---------------------

     TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 27 tankers, consisting of 13 double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately 2.6 million dwt, of which 88.8 percent are sister ships. Nineteen of the Company's 27 tankers are be on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

Forward Looking Statement
-------------------------

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.





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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TOP TANKERS INC.
                                  (registrant)



Dated: February 6, 2006
                                                 By: /s/ Stamatis N. Tsantanis
                                                     --------------------------
                                                     Stamatis N. Tsantanis
                                                     Chief Financial Officer


SK 23116 0001 641018